

Mail Stop 7010

December 17, 2008

Mr. Bruce L. Hartman
Chief Financial Officer
Yankee Holding Corp.
16 Yankee Candle Way
South Deerfield, MA 01373

> **RE:** **Forms 10-K and 10-K/A for the fiscal year ended December 29, 2007**
> **Forms 10-Q for the periods ended March 29, 2008, June 28, 2008 and**
> **September 27, 2008**
> **File No. 333-141699-05**

Dear Mr. Hartman:

    We have reviewed your response to our comment letter dated November 24, 2008 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K/A FOR THE YEAR ENDED DECEMBER 29, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 8 – Financial Statements and Supplementary Data, page 2

Note 11 – Long-Term Debt, page 20

2. We have reviewed your response to prior comment 8. Please disclose the adjustments used to arrive at actual consolidated EBITDA, with corresponding reconciliations to US GAAP amounts. In addition, please ensure that you do not refer to your measure of consolidated EBITDA as EBITDA since you are including other charges in this measure. See Questions 10 and 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant